16 August 2010
G65378-V001.DOC

VIA EDGAR

Mr. William Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re: Alon Holdings Blue Square - Israel Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 24, 2010
File No. 1-14426

Dear Sir,

We enclose herewith our response to the comments raised by the Staff in its comment letter, dated July 27, 2010 ("the Letter"), with respect to Form 20-F of Alon Holdings Blue Square - Israel Ltd. ("the Company" or "BSI") filed on June 24, 2010 ("2009 20-F"). We have noted the Staff's comments in bold typeface and BSI's responses in regular typeface. The numbering corresponds to the numbers of the comments in the Staff's above referenced letter.

Form 20-F for the Fiscal- Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects, page 72

Operating Results, page 75

1.
We believe you could enhance your discussions and analysis of sales and selling, general and administrative expenses to facilitate a better understanding of your operating results for each of the years presented. For example, consider whether quantifying the dollar impact of: (i) changes in same stores sales, increases in sales from new stores, increases in sales volume of specific non-food products sectors, and changes attributable to the CPI, rent increases and rentals related to vacant properties and (ii) the various factors that contributed to the increase in selling, general and administrative expenses in your discussion and analysis of operating results of each reportable segment for the years presented would be useful to investors. If you do not believe that the suggested disclosure enhancements are useful to an investor's understanding, please tell us why.  Please refer to Item 303(a)(3) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

We acknowledge the Staff comment, and the discussions and analysis of “sales” and “selling, general and administrative expenses" section will be expanded in future filings to include additional useful disclosures.

Sales

In the sales analysis on page 75, we described the reasons for the changes in sales, and the changes in percentage (such as changes in total sales and same store sales) of sales, in the supermarket segment, which comprises of more than 90% of our sales. The change derived from two main factors: same store sales and sales from new stores.

We believe that presenting the change in same store sales as a percentage, rather than in quantitative terms is more meaningful for investors since it enables them to easily benchmark the change against other entities with different sales volume. This is also the way both we and our local and international competitors analyze our business, as we believe it better reflects trends in the business.

Furthermore, in addition to receiving analyses based on the percentage change in sales as mentioned above, our board of directors also receives analyses based on our share in the food retail industry according to the Nielsen survey, sales in NIS per square meter and sales in NIS per employee, which information we disclosed in the 2009 20-F.

Nevertheless, in response to the comment received, in future filings we will add quantitative disclosure of changes in sales of both same store sales and sales from new stores.

In the analysis of sales for our non-food segment, we disclosed in the 2009 20-F the factors that led to the increase in sales.  However, due to the immateriality of the quantitative changes with respect to each of the factors (and the size of the non-food segment in relation to the Company's overall business), quantitative disclosure was not provided in the analysis of this segment. To the extent this information becomes material in the future, quantitative disclosure will be provided in the future for this segment with respect to the factors leading to changes in sales.

Selling, general and administrative expenses

In the selling, general and administrative expenses analysis on page 76, we described the reasons for the increase in 2009 compared to 2008.

The supermarket segment contributed the most to selling, general and administrative expenses. Therefore, most of the various changes identified in the analysis of this item are related exclusively to the supermarket segment, which is the only segment that has a significant impact on our results.

Most of the factors disclosed in the analysis of this item, such as the costs associated with the launch of the Mega Bool chain and the costs of launching the membership club, resulted in immaterial amounts on their own, and therefore their effect was not quantified separately. However, costs associated with the opening of new supermarkets may be considered significant. Therefore, in future filings, if there are significant changes within the various factors that contribute to the change in selling, general and administrative expenses, we will provide separate quantitative disclosure for them and attribute these expenses to their respective segments.

2 Amal st., Afek lndustrial Park, Rosh Ha'ayin 48092, lsrael Tel.03-9282670/1 Fax 03-9282498

Consolidated Financial Statements, page F-l

Note 3 - Financial Risk Management and Financial Instruments, page 32

c.	Fair value estimation, page 36

2.
We note your classification of equity securities within the Level 3 hierarchy as outlined in IFRS 7 as well the disclosure that a discounted cash flow analysis was used to determine the fair value. Please tell us more about these equity securities and why they are not based on observable market data. As part of your response, please tell us your consideration of disclosing the assumptions applied in determining fair value of the equity securities as outlined in paragraph 27 of IFRS 7.

The equity securities mentioned in page 36 refers to an approximately 3.5% equity interest in a private, non-listed company (the "investee") for which there is no active market, and which is held through our subsidiary, Blue Square Real Estate ("BSRE"). The primary asset of the investee is property located in Tel Aviv, Israel that is designated for residential and commercial use.

As of December 31, 2009, the fair value of the equity securities was based on the valuation of the property, net of the liabilities of the investee. The valuation of the property was performed using the same fair value measurement method applied to all other real estate properties owned by BSRE, as discussed in notes 2(f) and 7 to the financial statements.

The valuation of the property is based on the following:

1.  Current transaction values of nearby residential and commercial properties;
2.  The assumption for variables such as the discount rate, the liquidity spread, occupancy rates of shopping centers and inflation rates of apartment prices we used to value other real estate properties as adapted for the specific nature of this real estate property as well as an estimate of the related expected cash flows such as the selling value of the asset and the date the sale is expected to occur; and
3. The tax rates applicable to the income generated by the investee.

In future filings, the note will be expanded to include more disclosure of the assumptions applied in the valuation process.

As described in note 36f to the financial statements included in the 2009 20-F, in 2010 BSRE, together with a third party company, formed a joint venture which purchased part of the land held by the investee, following an auction process.

2 Amal st., Afek lndustrial Park, Rosh Ha'ayin 48092, lsrael Tel.03-9282670/1 Fax 03-9282498

Note 35 - Segment Information, Page 97

3.
Please tell us whether the financial information used to produce your financial statements includes revenues for each group of products and services offered by your reportable segments, and your evaluation of the disclosures required by paragraph 32 of IFRS 8.

Paragraph 32 of IFRS 8 suggests that entities whose reportable segments report revenues from a broad range of essentially different products and services, are required to disclose the revenues from external customers for each product and service or each group of similar products and services. In our supermarkets, we offer a wide range of food and beverage products, near food products, and non-food products. However, 95% of the supermarket sales are food, beverage and near-food products that have similar classes of customers and economic characteristics.

The customers' purchases consist of baskets of all of the different products sold in the stores. We encourage our customers to enlarge their baskets by offering them discounted prices on a variety of different products if they increase their purchases. Therefore, a majority of the products in our supermarket segment are evidenced by similar rates of profitability, similar degrees of risk, and similar opportunities for growth.

Based on the above, we have concluded that the products in our supermarket segment are essentially similar to each other and no additional separate disclosure for each group of products is required.

Our non-food segment, which generated approximately 6% of total sales in 2009, consists of three separate, different groups of products (houseware and home textile, toys and leisure, and baby and young children). However, due to the immateriality of the NIS amounts assigned to each group of products, such disclosure was not provided in the financial statements.

*  *  *  *

In addition, the Company acknowledges to the Staff that:

•       The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•       The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please call the undersigned at +972-3-928-2220.

2 Amal st., Afek lndustrial Park, Rosh Ha'ayin 48092, lsrael Tel.03-9282670/1 Fax 03-9282498

Very truly yours,
/s/ Zeev Vurembrand

Zeev Vurembrand
Chief Executive Officer

cc:	Dror Moran, CFO
Elli Levinson-Sela, Adv.
Perry Wildes, Adv.

2 Amal st., Afek lndustrial Park, Rosh Ha'ayin 48092, lsrael Tel.03-9282670/1 Fax 03-9282498